Kenneth R. Vennera, Esq. General Counsel Email: kvennera@arkadosgroup.com

January 28, 2014

Anthony Watson, Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Arkados Group, Inc.
Amendment No. 1 to Form 10-K for Fiscal Year Ended May 31, 2013
Filed January 23, 2014
File No. 0-27587

Dear Mr. Watson:

In response to the comment letter dated January 27, 2014, we propose to file the following amendment to our May 31, 2013 10-K (Amendment No. 2) regarding Item 9A (a), exactly as written, and are requesting a response as to whether there will be any additional comment.

ITEM 9A. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures

We strive to maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in the reports filed under the Securities Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that this information is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure. As a result of this evaluation, we concluded that our disclosure controls and procedures were not effective for the period ended May 31, 2013.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Section 15d-15(f) of the Exchange Act) for our Company. Our sole officer and director, who is chief executive officer and is also acting in the capacity of principal accounting officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of the end of the period covered by this report, based on the criteria set forth in the Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this evaluation, we concluded that our disclosure controls and procedures were not effective for the period ended May 31, 2013. Due to its small size and limited financial resources, the Company has only one employee involved in accounting and financial reporting.  As a result, there is no segregation of duties within the accounting function, leaving all aspects of financial control and physical control of cash in the hands of the same employee.  In addition, our deficiencies also include a lack of timely financial statement preparation and account reconciliations, as well as, and as a result of limited financial resources, the ability to retain personnel with sufficient technical expertise regarding accounting for certain equity-based transactions. The CEO is currently working to retain a full-time Chief Financial Officer and to put it in place compensating levels of controls to provide for greater segregation of duties.  There is no CFO at this time, however, and the CEO is also acting in the capacity of Principal Accounting Officer.

Very truly yours,

/s/ Kenneth R. Vennera
Kenneth R. Vennera

211 Warren Street, Suite 320 ● Newark, New Jersey 07103